November 5, 2019

Steven Paul, M.D.
Chief Executive Officer, President and Chairman
Karuna Therapeutics, Inc.
33 Arch Street, Suite 3110
Boston, MA 02110

       Re: Karuna Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 28, 2019
           CIK No. 0001771917

Dear Dr. Paul:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Seo Salimi, Esq.